

George Ulmer · 3rd

Co-Founder and CTO of Cedar, inc.

Greater Seattle Area · 500+ connections · **Contact info**

 **Cedar, Inc.**

 **Doshisha University**

Experience



Chief Technology Officer

Cedar, Inc. · Full-time

Mar 2020 – Present · 11 mos

Greater Seattle Area



Sr. Developer

Smartsheet · Full-time

May 2019 – Jun 2020 · 1 yr 2 mos

Bellevue



Ruby Dev

Record360

Jun 2018 – May 2019 · 1 yr

i.am.+

4 yrs



Ruby Dev

Oct 2014 – Jan 2018 · 3 yrs 4 mos

Creating API's in Rack as well as Rails projects.



Ruby Dev
2014 – 2015 · 1 yr

Show 2 more roles ⌄



Rails Developer
Rundavoo
Jul 2012 – Oct 2014 · 2 yrs 4 mos

Show 5 more experiences ⌄

Education



Doshisha University
Economics, Japanese and Sushi
1994 – 1995
Activities and Societies: Kendo, Nomikai



University of California, Los Angeles
BA, International Economics
1990 – 1995
Activities and Societies: Aikido



